Filed pursuant to Rule 424(b)(3)

File No. 333-211845

APOLLO DIVERSIFIED CREDIT FUND

Class A (CRDTX), Class C (CGCCX), Class I Shares (CRDIX), Class L Shares (CRDLX),

Class F Shares (CRDFX) and Class M Shares (CRDMX) of Beneficial Interest

Supplement dated August 21, 2025 to the Prospectuses and Statement of Additional Information for

Class A, Class C, Class I, Class L, Class F and Class M Shares dated April 29, 2025

This prospectus supplement (the “Supplement”) revises each applicable Prospectus (each, a “Prospectus”) and the Statement of Additional Information (the “SAI”) for Class A, Class C, Class I, Class L, Class F and Class M Shares each dated April 29, 2025, of the Apollo Diversified Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in a Prospectus or the SAI that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in each Prospectus and/or the SAI, as applicable. Please review this important information carefully.

Effective immediately, the following changes are made to each Prospectus and SAI:

On August 21, 2025, the board of trustees of the Fund (the “Board”) appointed Sheryl Schwartz to the Board to serve as a Trustee (a “Trustee”), effective as of the close of business on August 21, 2025. Effective upon the appointment of Ms. Schwartz as a Trustee, the size of the Board was increased from five to six members. The Board also appointed Ms. Schwartz to the Audit Committee and the Nominating and Governance Committee of the Board.

The following replaces the paragraph in the “Management of the Fund – Trustees and Officers” section of each Prospectus and all similar disclosure in each Prospectus and the SAI:

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of six trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

The following replaces the first paragraph in the “Management of the Fund” section of the SAI:

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Declaration of Trust and the Fund’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of six individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Interested Trustees”) and five of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

The following replaces the first paragraph in the “Management of the Fund – Board Risk Oversight” section of the SAI:

The Board is comprised of six Trustees, five of whom are Independent Trustees. The Board has established an independent Audit Committee with a separate chair and an independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

The following is added to the “Management of the Fund – Trustee Qualifications” section of the SAI:

Sheryl Schwartz. Ms. Schwartz is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Governance Committee. Ms. Schwartz currently serves as Chief Investment Officer of Alti Financial, a platform focused on democratizing private equity, since November 2021. From 2013 to 2020, she was a Managing Director at Caspian Private Equity, where she managed an investment portfolio of private market investments of more than $3 billion. From 2010 to 2013, she was a Senior Managing Director at Perseus and Managing Director of Perseus Mezzanine Finance. From 1988 to 2010, Ms. Schwartz served as Managing Director of Alternative Investments at TIAA, a Fortune 100 diversified financial services firm, managing an investment portfolio of more than $13 billion. Ms. Schwartz is also a board member of Cartesian Growth II since 2021 and GAIA Reit since 2023. In addition to her commercial activities, Ms. Schwartz also is an Adjunct Professor of Private Equity and Finance at the Fordham Gabelli School of Business, and a board member of the Women’s Association of Venture and Equity (WAVE) since 2007. Ms. Schwartz received both her Master’s in Business Administration and bachelor’s degree from New York University.

The following row is added to the table in the “Management of the Fund – Trustee Qualifications – Independent Trustees” section of the SAI:

Name and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Sheryl Schwartz (1963)	Trustee since 2025	Chief Investment Officer of Alti Financial from November 2021 to present; Managing Director at Caspian Private Equity from 2013 to 2020.	2	Director, Cartesian Growth II from 2021 to present; Director, GAIA Reit 2023 to present.

This Supplement, and each Prospectus and the SAI for Class A, Class C, Class I, Class L, Class F and Class M Shares dated April 29, 2025, of the Fund provide relevant information for all shareholders. Each Prospectus and SAI of the Fund have been filed with the U.S. Securities and Exchange Commission, and are incorporated by reference. These can be obtained without charge by calling the Fund at 1-888-926-2688 or by visiting www.apollo.com/adcf.

Investors Should Retain This Supplement for Future Reference